Mail Stop 3561

September 8, 2006

Jin Shi
ChinaGrowth North Acquisition Corporation
c/o Global Vestor Capital Partners LLC
105 Main Street
Hackensack, NJ 07601

Re: **ChinaGrowth North Acquisition Corporation**
ChinaGrowth South Acquisition Corporation
Amendment Nos. 1 and 2 to Registration Statements on
Forms F-1
Filed August 3, 2006
File Nos. 333-134458 and 333-134459

Dear Mr. Shi:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 37 from our letter of June 29, 2006, regarding the amended and restated memorandum and articles of association. In the disclosure on pages 29 and 74, please identify the sections in the memorandum and articles that the rights and protections to shareholders, as listed on pages 29 and 74, are located.

2. We note the disclosure on page 49 that "[p]ursuant to the terms our amended and restated memorandum and articles of association, our directors will take any such action necessary to dissolve and liquidate the trust account pursuant to our plan of distribution, and in the even they fail to do so, it will trigger an automatic dissolution event if we do not complete a business combination within 18 months after the consummation of this offering." Please include in the disclosure the sections in the memorandum and articles in which this information is located. In addition, please reconcile this statement with the disclosure on page 50 that "[t]herefore, we intend to apply to the Registrar of Companies to strike the Company off the Registrar at such time." It appears that the disclosure on page 49 refers first to a plan of distribution which is different than applying to strike the company off the Registrar. Also revise accordingly the disclosure on page 8 and risk factor 7 on page 14.

3. Please provide us with a detailed legal analysis how the company, under the Companies Laws of the Cayman Islands, would be able to apply to have the company struck off the Registrar instead of undertaking a full voluntary liquidation. Also include a legal analysis under the Companies Laws, if the company was able to have itself struck off the Registrar, would the company be required to pay creditors and set aside funds for potential claims before the company could distribute the funds held in trust. In addition, please include disclosure throughout the prospectus that discusses the effect upon the company's dissolution and distribution of funds held in trust if the company would be required to undertake a full voluntary liquidation procedure, e.g., costs of obtaining a shareholder vote, delay in distributing the funds held in trust and payments to creditors. Also discuss in more detail the "plan of distribution" and discuss the differences and similarities, if any, between it and a full voluntary liquidation procedure. Please also revise the risk factors section accordingly.

4. We note the disclosure on page 8 in which the company states that "[w]e will dissolve and promptly distribute only to our public stockholders the amount in our trust account … if we do not effect a business combination within 18 months …" Please revise to include the possibility that the company may not be able to "promptly" distribute the funds. In addition, please disclose the possibility that the funds held in trust may be reduced. We note that the company cannot predict

with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of the directors to ensure that the proceeds held in trust are not reduced by claims of target businesses or creditors. Also revise the risk factors section accordingly.

5.   We note your response to comment 6 from our letter of June 29, 2006 and we reissue our prior comment. We were unable to find the requested disclosure. Please disclose all steps the company has taken to confirm that your directors have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

6.   On page 13, you state that "our directors will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of various creditors or other entities that are owed money by us for services rendered or products sold to us." Please define "various creditors or other entities." Tell us whether those terms include target companies. We note that the language in Exhibit 10.4 (Form of Letter Agreement) seems to limit the indemnification to vendors only. We also note the language on page 50 which appears to include target companies.

7.   We note that management appears to be affiliated with various investment banking and merchant banking firms that hold investments in various Chinese companies. Please discuss in an appropriate place in the registration statement whether Chinagrowth may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these banking firms or an affiliate thereof, and if so describe the criteria, if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm's-length basis, including but not limited to whether the company will seek to obtain an independent fairness opinion from an unaffiliated investment bank with respect to such a transaction. Please discuss in detail any consideration that the company or its officers and directors have given to enter into a business combination with companies affiliated with the company's existing stockholders, officers and directors. We may have further comment.

8.   The staff notes that each of the officers/directors of the company discloses a significant level of experience in investing in Chinese companies. In each case, a substantial part of such experience is derived from such individual's existing and ongoing involvement in investment banking or merchant banking firms and/or companies located in China. In light of the ongoing nature of the involvement of the officers/directors with these firms, such as Chum Investment Corporation and Global Vestor Holdings Co., and the company's stated intent to focus on

acquisition candidates in China, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

Prospectus Summary, page 1

9.   We note your response to comment 11 from our previous letter and we reissue in part our prior comment. Please briefly explain in the summary why the company would pursue a business combination by contractual arrangements. It seems that it would be helpful to investors to briefly discuss in the summary that the company may pursue acquisitions of businesses in China in which direct foreign investment is restricted.

10.   We note your response to comment 12 from our previous letter. We note your response that you have "added disclosure relating to any restrictions of foreign ownership of Chinese companies." However, we were unable to locate such disclosure in the prospectus summary. Please direct to us such disclosure in the summary or revise accordingly.

Risk Factors, page 11

11.   Based on our review of your disclosures and underlying documents, it would appear that the ability to exercise the warrants will depend on the availability of a state exemption for the sale and that you do not appear to undertake any responsibility to register these transactions in states beyond your initial filing. However, as there will be a secondary trading market in these warrants, it is conceivable that warrant holders may be in states where a registration statement will not be in effect – and accordingly, based on their state of residence, the rights associated with their warrant may vary. Please include a separate risk factor

discussing the state registration requirements, including a statement clarifying which states you will register (and which you will not) and state the likely effect that this will have on the warrant holder.

12.   We note your response to comment 17 from our previous letter. In light of the uncertainty of the timing of the distribution, please provide a reasonable basis for the statement that "[w]e anticipate that our instruction to the trustee would be given within five business days after the expiration of the applicable 18-month or 24-month period." In addition, in risk factor 7 on page 14, please revise the risk factor subheading to state the risk that is addressed in the narrative.

13.   We note your response to comment 21, however the risk factor is still included. Please clarify or provide support for the statistics used in that risk factor (now, risk factor 30 on page 23).

14.   We note risk factor 34 on page 25 regarding industries in China that limit or prohibit foreign investment. Please revise or add a risk factor that discusses the risk to investors in regards to the company acquiring a Chinese business by contractual arrangements in an industry in which Chinese law would prohibit direct foreign investment.

15.   Please revise the risk factor "We may choose to redeem our outstanding warrants…" to clarify you could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

16.   Please revise the risk factor "Although we are required to use our best efforts to have an effective registration statement…" to clarify you have no obligation to settle the warrants in the absence of an effective registration statement and that the warrants can expire unexercised or unredeemed.

Conflicts of Interest, page 60

17.   We note your response to comment 36 from our previous letter. However, we were unable to locate in the registration statement the changes that you indicated in your response. Please advise or revise.

Certain Relationships and Related Transactions, page 65

18.   We note the statements on page 65 and 70 that "founding director warrants sold in the Regulation S private placement …" Please reconcile this statement with the disclosure in Part II that, "The founding director warrants will be issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act."

Description of Share Capital, page 67

Shares Eligible for Future Sale, page 73

SEC Position on Rule 144 Sales, page 73

19.   Please include disclosure that discusses how the securities issued prior to the effectiveness of the registration statement would be subject to the resale restrictions described in the Division's letter to Ken Worm dated January 21, 2000. In your discussion, please include those warrants that will be purchased in the private placement immediately prior to this offering.

Taxation, page 76

20.   We note your response to comment 38 from our previous letter. Please include a tax opinion in your registration statement as required by Item 601(b)(8) of Regulation S-K.

Financial Statements, page F-3

Note 3 – Proposed Offering, page F-9

21.   Given your pro forma total assets of $34 million, please explain why you believe companies with market capitalizations of $100 to $300 million are representative of your company for purposes of estimating volatility. Also, tell us why you believe using weekly historical prices as opposed to daily historical prices is a more appropriate input to use in calculating volatility.

22.   Please tell us how you have considered the guidance in EITF 00-19, discussed in our prior comment 42, in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: William N. Haddad, Esq.
        Fax (212) 884-8498